FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                    Glasgow, Thomas E.
                                                            7419 East Helm Drive
                                                            Scottsdale, AZ  85260
2. Issuer Name and Ticker or Trading Symbol:                OneSource Technologies, Inc.
                                                            "OSRC"
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                 12/2001
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer                   _X_ Director: Chairman
                                                            ___ 10% owner
                                                            ___ Officer (Title):
                                                            ___ Other (Specify)
     _X_ Filed by One Reporting Person.
     ___ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                            Common Stock
2. Transaction Date:                                             12/29/2001
3. Transaction Code                                              J
4. Securities Acquired (A) or Disposed (D):
                              Amount:                            500,000(1)
                              A or D:                            D
                              Price:                             $0
5. Amount of Securities Beneficially owned at end of Month:      290,000
6. Ownership Form: Direct (D) or Indirect (I):                   D
7. Nature of Indirect Beneficial Ownership:                      N/A

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                             Option      Option      Option
2.  Conversion or Exercise Price of Derivative Security:                      $0.19       $0.19       $0.03
3.  Transaction Date (M/D/Y):                                                                         12/29/2001
4.  Transaction Code:                                                                                 J
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):                      (1)         (A)1,700,000
6.  Date Exercisable:                                                         1/4/01      (1)         12/29/2001
    Expiration Date:                                                          05/24/06    (1)         12/28/2004
7.  Title of Underlying Securities:                                           Common      Common      Common
    Amount or number of Shares:                                               750,000     500,000     1,700,000
8.  Price of Derivative Security:                                             0           0           0
9.  Number of Derivative Securities Beneficially Owned  at end of Month:      2,450,000   2,450,000   2,450,000
10. Ownership of Derivative Securities;                                       D           D           D
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:                                  N/A         N/A         N/A

EXPLANATION OF RESPONSES:

An option to purchase an additional 500,000 shares of the Company's restricted common stock will vest upon the occurrence of: (i) the Company achieves positive cash flow for a period of two (2) consecutive quarters; (ii) annualized sales trending exceeds $3.2 million; or (3) the Company's sales growth exceeds by ten percent (10%) of CY annualized sales for two (2) consecutive quarters. These options are exercisable for a period of five (5) years from the date they vest. All options are extinguished in the event the Company is sold. Additionally, the Company rescinded a previous issuance of 500,000 shares of the Company's restricted common stock to Mr. Glasgow.




/s/ Thomas E. Glasgow                         Date: April 9, 2002
----------------------------
Thomas E. Glasgow
**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).